
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3233

December 2, 2015

<u>Via E-mail</u>
Chad Konrad
Principal Financial Officer
BREF HR, LLC
Three World Financial Center
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re: BREF HR, LLC**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed April 14, 2015**
> **File No. 0-54532**

Dear Mr. Konrad:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities